UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release, dated May 26, 2014, of Seadrill Limited (the "Company"), announcing that an Investment and Co-operation Agreement has been executed with Rosneft in order to pursue growth opportunities offshore and onshore in the Russian market through at least 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: May 28, 2014

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

NADL - Seadrill and North Atlantic Drilling announce Investment and Co-operation Agreement with Rosneft to partner in Russian market

Hamilton, Bermuda, May 26, 2014 - North Atlantic Drilling Ltd. ("NADL" or the "Company") and Seadrill Limited ("Seadrill") are pleased to announce that an Investment and Co-operation Agreement ("the Agreement") has been executed with Rosneft in order to pursue growth opportunities offshore and onshore in the Russian market through at least 2022. As part of these proposed opportunities, NADL will enter the onshore drilling market in Russia and enter into contracts for multiple offshore assets. In addition Rosneft will be acquiring a significant equity stake in NADL.

NADL has already contracted to drill the first two wells in the Kara Sea, as part of Rosneft and Exxon's joint venture during 2014 and 2015.

As part of the Agreement, a number of long term contracts for NADL's near-term availability are expected to be signed as well as a commitment to future contracts and newbuild projects. The Agreement envisions initial employment of up to 9 offshore rigs to Rosneft with a total commitment of 35 rig years.

Closing of the transaction is expected during the second half of 2014, subject to customary due diligence, negotiation of detailed transaction terms, and respective Board approvals.

The Company's operations in Stavanger will continue as today and will focus on the current operations and future growth. The strategic partnership is likely to entail opening up of other regional offices to serve local growth in demand. Overall activity levels are expected to increase significantly and provide employees with attractive opportunities.

Seadrill, after the initial transaction, will remain the largest shareholder in NADL. The Board is confident that the Agreement with Rosneft will strengthen NADL as the leading harsh environment drilling company. It will position NADL to uniquely increase the value for all of the Company's shareholders and make it an even more attractive workplace for the employees.

Alf Ragnar Lovdal, Chief Executive Officer of NADL says in a comment, "We have sought to access the growth opportunity represented by the Russian market for several years, and we are very pleased to have reached an agreement with Rosneft for this landmark transaction.  The Russian market is one of the most attractive opportunities in the world and offers tremendous growth potential for North Atlantic Drilling.  By partnering best in class drilling with a supermajor who produces over 5m barrels per day, we, after closing of this transaction, will have created a powerful force in the Russian market and for Arctic regions on a global basis.  We look forward to closing this important transaction and working with Rosneft for many years to come"

NADL is an offshore harsh environment drilling company with focus on the North Atlantic basin. The company has nine drilling units in the fleet, including five semi-submersibles, a drillship, and three jack-up rigs. Seadrill Limited currently owns 70% of the outstanding shares and the company is listed on the NYSE and Norwegian OTC with a market capitalization of approximately US$2.1 billion.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.